

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2023

Tom Croal
Chief Financial Officer
GEN Restaurant Group, Inc.
11472 South Street
Cerritos, CA 90703

> **Re: GEN Restaurant Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 26, 2023**
> **File No. 333-272253**

Dear Tom Croal:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 Filed May 26, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Recent Events Concerning Our Financial Position, page 72

1. Please expand your disclosure to provide material terms of the EIDL loans and line of credit with Pacific City Bank including the maturity dates, interest rates, monthly payment formulas, and other material financial covenants. Additionally, please revise your risk factor section to disclose any associated risks including, but not limited to the risk that all or parts of the loan may not be repaid.

Results of Operations..., page 77

2.  Please revise your disclosure of results of operations to include a discussion of the changes for the fiscal year end, December 31, 2022.  Refer to the guidance in Instructions to paragraph (b) of Item 303 of Regulation S-K.

Non-GAAP Financial Measures
Restaurant-Level Adjusted EBITDA and Restaurant-Level Adjusted EBITDA Margin, page 81

3.  Please ensure your presentation of Restaurant-level Adjusted EBITDA and Restaurant-level Adjusted EBITDA Margin on pages 1, 4, 5, 81, 84 and 93, does not have greater prominence than the presentation of Operating Income and Operating Income Margin. Please revise your disclosure accordingly. Refer to Question 102.10 of the staff's Compliance & Disclosure Interpretations on "Non-GAAP Financial Measures."

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tatanisha Meadows at 202-551-3322 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc:    Peter Wardle, Esq.